April 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Jason Drory

Re:	Alector, Inc.
Registration Statement on Form S-3
Filed February 28, 2023
File No. 333-270126

Acceleration Request
	Requested Date:	May 1, 2023
	Requested Time:	4:05 p.m. Eastern Time,
or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alector, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-270126) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Michael Coke at (650) 565-3596.

Please direct any questions or comments regarding this acceleration request to Michael Coke.

Sincerely,

Alector, Inc.

By:	/s/ Arnon Rosenthal
Arnon Rosenthal, Ph.D.
Co-founder and Chief Executive Officer

cc:	Michael E. Coke, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Alector 131 Oyster Point Blvd, Suite 600
South San Francisco, CA 94080	alector.com